UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 8, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

File No. 1-10865 - CF#33178

_____

       AMAG Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on November 6, 2015.

       Based on representations by AMAG Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1   through November 7, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Brent J. Fields
       Secretary